Exhibit 99.5

NICE Receives 2012 Frost & Sullivan Asia Pacific Market Share
Leadership Award for Workforce Management

RA’ANANA, ISRAEL, November 21, 2012, NICE Systems (NASDAQ: NICE) today announced that it is the recipient of the 2012 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management Systems. It received this recognition for its NICE IEX Workforce Management solution, enhancing customer value, and its continued market leadership in the Asia Pacific contact center application market.

“NICE’s focus in Asia Pacific is to deepen penetration in its traditional markets and extend its value proposition to emerging markets, which are under penetrated. This strategy has produced significant growth in revenue and market share in 2011,” said Krishna Baidya, Industry Manager of the Asia Pacific ICT Practice at Frost & Sullivan. “NICE also grew at a faster rate than the average market growth rate in key markets, including China, Japan, Australia and India, and has stood out among the competition.”

The 2012 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management is presented to the company demonstrating excellence in technology and revenue growth within the workforce management segment of the contact center applications market. Selection criteria are based on market share and penetration; revenue growth rates; excellence in growth strategy and differentiation; degree of innovation in business process; and leadership in customer value and market penetration.

“We are honored to receive this award from Frost & Sullivan for our NICE IEX Workforce Management solution,” said Raghav Sahgal, President, NICE Asia Pacific. “Acknowledgement by Frost & Sullivan reinforces our leadership position in the Asia Pacific market and our ability to provide best-in-class solutions that significantly enhance our customers’ operational efficiency.”

NICE IEX Workforce Management is a single, comprehensive solution capable of bolstering the performance, effectiveness and efficiency of the entire enterprise workforce. Whether employees handle customer calls, process back office tasks or both, NICE IEX Workforce Management improves resource planning, streamlines time-consuming tasks, and gives visibility across sites and lines of business enabling operations to deliver winning customer service at the lowest possible operating cost.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, works in collaboration with clients to leverage visionary innovation that addresses the global challenges and related growth opportunities that will make or break today's market participants. For more than 50 years, we have been developing growth strategies for the global 1000, emerging businesses, the public sector and the investment community. Is your organization prepared for the next profound wave of industry convergence, disruptive technologies, increasing competitive intensity, Mega Trends, breakthrough best practices, changing customer dynamics and emerging economies? Contact us: Start the discussion

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Sahgal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.